E-6

19006466

SEC
Mail Processing
Section

MAR 01 2019

Washington DC
413

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69562

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers Life Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 East Wacker Drive, 19th Floor
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alberta S. Roberts (312) 396-7654
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Alberta S. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers Life Securities, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TINEKA D HOLLINS
Official Seal
Notary Public - State of Illinois
My Commission Expires Jun 8, 2022

Notary Public

Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bankers Life Securities, Inc.

Table of Contents

Confidential Treatment Requested

Bankers Life Securities, Inc.

Financial Statements and Supplemental Information

As of and for the year ended December 31, 2018

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Bankers Life Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bankers Life Securities, Inc. (the "Company") as of December 31, 2018, and the related statements of income (loss), of changes in stockholder's equity, and of cashflows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Chicago, Illinois]
February 28, 2019

We have served as the Company's auditor since 2015.

Bankers Life Securities, Inc.
Statement of Financial Condition
December 31, 2018

Assets:	
Cash	$ 2,571,678
Receivables from broker-dealers and clearing organizations	1,345,978
Receivables from registered representatives, net	134,765
Prepaid expenses	194,265
Income tax assets, net	432,066
Other assets	110,480
Total assets	$ 4,789,232
Liabilities:	
Accrued registered representative commissions	$ 344,825
Accrued expenses	157,863
Payables to affiliates	1,401,070
Total liabilities	$ 1,903,758
Stockholder's equity:	
Common stock, par value of $0.01 per share; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	12,483,617
Accumulated deficit	(9,598,144)
Total stockholder's equity	2,885,474
Total liabilities and stockholder's equity	$ 4,789,232

The accompanying notes are an integral part of the financial statements.

Bankers Life Securities, Inc.
Statement of Income (Loss)
for the year ended December 31, 2018

Revenues:	
Commissions	$ 9,826,135
Other income	1,896,610
Total revenues	11,722,745
Expenses:	
Commissions	7,450,323
Salaries and benefits	2,323,548
Technology and communications expenses	2,688,438
Rent expense	1,001,791
Regulatory fees and expenses	644,696
Travel expenses	545,580
Brokerage and clearance fees	407,745
Audit fees	303,500
Other expenses	987,757
Total expenses	16,353,378
Loss before income taxes	(4,630,633)
Income tax benefit	(1,120,625)
Net loss	$ (3,510,008)

The accompanying notes are an integral part
of the financial statements.

Bankers Life Securities, Inc.
Statement of Changes in Stockholder's Equity
for the year ended December 31, 2018

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2017	$ 1	$9,483,617	$(6,088,136)	$3,395,482
Capital contributions	–	3,000,000	–	3,000,000
Net loss	–	–	(3,510,008)	(3,510,008)
Balance at December 31, 2018	$ 1	$12,483,617	$(9,598,144)	$ 2,885,474

The accompanying notes are an integral part of the financial statements.

Bankers Life Securities, Inc.
Statement of Cash Flows
for the year ended December 31, 2018

Cash flows from operating activities:	
Net loss	$ (3,510,008)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation expense	6,970
Bad debt expense	37,883
Deferred tax benefit	(25,640)
Increase in receivables from broker-dealers and clearing organizations	(906,649)
Increase in receivables from registered representatives	(15,921)
Increase in other assets	(79,117)
Increase in prepaid expenses	(67,207)
Decrease in income taxes receivable from affiliate	331,285
Increase in accrued registered representative commissions	156,816
Increase in accrued expenses	135,469
Increase in payables to affiliates	669,136
Net cash used by operating activities	(3,266,983)
Cash flows from financing activities:	
Capital contributions from CDOC, Inc.	3,000,000
Net cash provided by financing activities	3,000,000
Net decrease in cash	(266,983)
Cash at beginning of year	2,838,661
Cash at end of year	$ 2,571,678

Supplemental cash flow disclosure:	
Income tax benefits received under tax sharing agreement	$ 1,426,989
Income taxes paid	(719)

The accompanying notes are an integral part of the financial statements.

Bankers Life Securities, Inc.
Notes to Financial Statements

1. Business

Bankers Life Securities, Inc. (the "Company") was incorporated on July 31, 2014 and is a wholly-owned subsidiary of CDOC, Inc. ("CDOC"). CDOC is a wholly-owned subsidiary of CNO Financial Group, Inc. ("CNO"). CNO is a holding company for a group of insurance companies operating throughout the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and securities commissions in multiple states. The Company was formed for the purpose of offering unaffiliated equity securities and other unaffiliated registered investment products to customers of Bankers Life and Casualty Company ("BLC"), an affiliate of the Company and an indirect wholly-owned subsidiary of CNO. The Company's registration was approved by FINRA on August 19, 2015.

2. Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

Cash

The Company holds cash in a financial institution in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institution to assess the credit risk.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations include commissions from mutual funds, variable annuities and other exchange-listed securities and accruals for mutual fund and variable annuity trailers. As of December 31, 2018, all amounts had been outstanding for 30 days or less.

Bankers Life Securities, Inc.
Notes to Financial Statements

Commissions

Through a clearing broker-dealer, the Company buys and sells securities on behalf of its brokerage customers and charges a commission to the brokerage customer. The commission and any related clearing expenses incurred by the Company are recorded on a trade-date basis as transactions occur. The Company believes its performance obligation is satisfied on the trade date since the security is specifically identified, the price is agreed upon and the risks and rewards of ownership have been transferred to or from the brokerage customer.

The Company has entered into distribution agreements with various mutual funds and variable annuity carriers to distribute shares to an investing customer. The Company earns distribution fees paid by the fund up front, over time, upon the investing customer's exit from the fund, or a combination thereof. The Company believes its performance obligation is satisfied on the trade date of the shares to the investing customer. Fixed distribution fees based on specified rates and the amount invested are recognized on this trade date. Variable distribution fees are earned at specified intervals based on the value of the investing customer's remaining shares. Given the uncertainty as to the value of the shares at future points in time as well as the length of time the investing customer will remain in the investment, both of which are outside the Company's control, the Company believes recognition of variable distribution fee revenue is constrained until the market value of the fund and the investing customer's activities are known, which is generally monthly or quarterly.

A portion of the commission revenues are ultimately paid to the Company's registered representatives and is recorded as commission expense as brokerage commissions and distribution fees are earned. Commissions not yet paid to registered representatives are estimated based upon payout ratios applicable to each registered representative and is accrued each period. The payout ratio applicable to each registered representative is based on production volume.

The following table presents commission revenue by major source:

Brokerage customer commissions	$ 1,138,935
Distribution fees:	
Mutual funds	4,527,174
Variable annuities	4,160,026
Total commissions	$ 9,826,135

Other income

Other income primarily includes fees charged to registered representatives for technology and transaction fees. The Company provides certain technology to assist the registered representatives in the sale of securities, mutual funds and variable annuities, which fulfills the Company's performance obligation. The technology is available to the registered representative on a continuous basis as long as the registered representative remains with the Company. Based on the uncertainty related to the length of time the registered representative will remain with the Company, revenue is recognized in the month the fee is billed to the registered representative as the uncertainty is resolved at that point in time. Technology fee revenue totaled $1,404,196 in 2018.

Transactions fees are charged to the registered representatives based on the trade date as securities are bought or sold in brokerage accounts. The Company believes its performance obligation is satisfied on the trade date since the security is specifically identified and the price of the transaction is agreed upon. Transaction fee revenue totaled $243,004 during 2018.

Unpaid fees are included in receivables from registered representatives on the accompanying statement of financial condition and are evaluated for collectability. When estimating collectability, the Company considers historical commission revenue generated by the registered representative and associated payments made to the registered representative on those commissions. During 2018, we increased the allowance for uncollectible amounts by $36,620 and charged off $86,620. As of December 31, 2018, we held an allowance for uncollectible amounts of $150,000.

3. Regulatory Requirements

Pursuant to the SEC net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2018, net capital was $1,900,956 or $1,650,956 greater than the minimum requirement. The ratio of aggregate indebtedness to net capital was 1.00 to 1.

The Company has a clearing agreement with a non-affiliated broker-dealer to process and clear all of the Company's securities transactions on a fully disclosed basis. The Company claims exemption from the special reserve or the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(ii).

4. Transactions with Affiliates

The Company is included in a management services agreement with BLC and CNO Services, LLC ("Services"), a wholly owned subsidiary of CNO. Pursuant to this agreement, the Company is provided administrative services such as bookkeeping, financial, human resources and information technology services by Services. The Company is charged rent by BLC for its home office space and any branch office locations. During 2018, the Company incurred rent and administrative expenses pursuant to such agreements of $2,833,509. As of December 31, 2018, $527,481 was unpaid and included in payables to affiliates.

As a matter of administrative convenience, Services pays for a significant portion of the direct expenses of the Company, such as payroll and general expenses. The Company reimburses Services for these direct expenses. During 2018, a total of $3,343,191 of Company expenses were incurred and paid by Services. As of December 31, 2018, $352,035 was unpaid and included in payables to affiliates.

BLC issues commission payments to the Company's registered representatives under a paymaster agreement. During 2018, payments of $6,207,930 were issued by BLC on the Company's behalf. As of December 31, 2018, the Company owed BLC $505,024 for commission payments issued but not yet reimbursed by the Company which is included in payables to affiliates.

The Company's sales of third party variable annuity products are executed under a networking agreement with its affiliate, Bankers Life Securities General Agency, Inc., a wholly owned subsidiary of CNO. The Company reflects the commission revenue from third party variable annuity carriers as a component of revenue. Commissions to the Company's registered representatives is included in commission expense. Ten percent of the remaining margin after payment to the registered representatives is paid to Bankers Life Securities General Agency, Inc. and is included in other expenses. During 2018, the Company incurred expense of $124,566 related to the networking agreement, of which $16,530 was unpaid at December 31, 2018, and included in payables to affiliates.

Prior to July 2018, the Company reviewed the suitability of sales of fixed annuity products sold by BLC to its customers. These sales were not sales of BLS registered representatives and therefore not reflected in Commission revenue. The Company was compensated by BLC for performance of these services. During 2018, the Company recorded revenue of $120,206. The Company is no longer providing these services to BLC.

In 2018, the Company received capital contributions from CDOC of $3,000,000.

The Company has experienced net losses and negative cash flows from operating activities in recent periods. Accordingly, CDOC has entered into a letter agreement with the Company, whereby it has committed to make sufficient capital contributions to the Company to maintain the Company's net capital above the required minimum net capital under SEC Rule 15c3-1(a)(2)(vi) or as otherwise required by FINRA. The agreement will remain in full force and

effect until it is modified or terminated; provided, however, that any modification will not result in the net capital of the Company falling below the required minimum net capital or cause a capital deficiency.

5. Income Taxes

Pursuant to a tax sharing agreement with CNO, the Company is included in CNO's consolidated federal income tax return and certain state income tax returns. Under the agreement, income tax is calculated on a separate return basis. In the event a loss is utilized in the consolidated return, the loss member is reimbursed subject to certain modifications. As of December 31, 2018, the Company had a receivable of $432,066 due from affiliates for losses utilized in the consolidated return.

The components of the income tax benefit for the year ended December 31, 2018, were as follows:

Federal - current	$ 909,446
State - current	185,539
Current income tax benefit	1,094,985
Deferred tax benefit	25,640
Income tax benefit	$ 1,120,625

A reconciliation of the U.S. statutory corporate tax rate to the Company's effective tax rate is as follows:

U.S. statutory rate	21.0 %
State taxes	3.2 %
Effective tax rate	24.2 %

On December 22, 2017, the U.S. government enacted comprehensive federal tax legislation related to the Tax Cuts and Jobs Act (the "Tax Reform Act"). The Tax Reform Act makes broad and complex changes to the Code including reducing the federal corporate income tax rate to 21% from 35% effective January 1, 2018.

The Company has evaluated its tax positions and has concluded that no unrecognized tax benefits should be recognized in the Company's financial statements related to CNO's open tax years (2015 through 2018). The Company is not aware of any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

6. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. Such contracts include an agreement with a clearing broker-dealer which indemnifies them against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company's exposure under contracts containing such general or specific indemnifications is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

Pursuant to an agreement between the Company and a clearing broker-dealer, the Company would be required to pay a termination fee in the event either party terminates the agreement within 5 years of the first executed trade. The first trade was executed in February 2016. The amount of the termination fee is as follows: $1.0 million in year one; $500,000 in years two and three; and $250,000 in years four and five.

7. Subsequent Events

Management has evaluated subsequent events through February 28, 2019, the date the financial statements were issued. No material subsequent events have occurred which would require an adjustment or disclosure.

Bankers Life Securities, Inc.

Computation of Net Capital Under SEC Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2018

Net capital:	
Total stockholder's equity	$ 2,885,474
Less non-allowable assets	(984,518)
Net capital	$ 1,900,956
Aggregate indebtedness	$ 1,903,758
6-2/3% of aggregate indebtedness	$ 126,917
Net capital and ratio of aggregate indebtedness to net capital:	
Net capital	$ 1,900,956
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $250,000)	250,000
Net capital in excess of required amount	$ 1,650,956
Ratio of aggregate indebtedness to net capital	1.00 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no differences between this computation and the computation included in the Company's unaudited Part IIA FOCUS filing ("Regulatory Report") as of the same date, as amended on February 28, 2019.

pwc

SEC
Mail Processing
Section

MAR 0 1 2019

Washington DC
408

Report of Independent Registered Public Accounting Firm

To Board of Directors of Bankers Life Securities, Inc.

We have reviewed Bankers Life Securities, Inc.'s assertions, included in the accompanying Bankers Life Securities, Inc. Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) and (k)(2)(ii) as the provisions under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 except as described in its exemption report with respect to the following exceptions:

The following number of checks and certificates were not promptly transmitted during the year ended December 31, 2018.

Month	Number of Exceptions
January	217
February	244
March	301
April	323
May	277
June	253
July	221
August	258
September	236
October	276
November	206
December	233

The Company's management is responsible for the assertions and for compliance with the identified exemption provisions throughout the year ended December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

pwc

PricewaterhouseCoopers LLP

Chicago, Illinois
February 28, 2019

Bankers Life Securities, Inc.
Exemption Report

Bankers Life Securities, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2018 except as described below:

The following number of checks and certificates were not promptly transmitted during the year ended December 31, 2018.

Month	Number of Exceptions
January	217
February	244
March	301
April	323
May	277
June	253
July	221
August	258
September	236
October	276
November	206
December	233

Bankers Life Securities, Inc.

I, Alberta Roberts., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ________________

Title: Chief Compliance Officer and FINOP
Date: February 28, 2019

Bankers Life Securities, Inc.

Statement of Financial Condition

As of December 31, 2018

Bankers Life Securities, Inc.

Table of Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Bankers Life Securities, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Bankers Life Securities, Inc. (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 28, 2019

We have served as the Company's auditor since 2015.

Bankers Life Securities, Inc.
Statement of Financial Condition
December 31, 2018

Assets:	
Cash	$ 2,571,678
Receivables from broker-dealers and clearing organizations	1,345,978
Receivables from registered representatives, net	134,765
Prepaid expenses	194,265
Income tax assets, net	432,066
Other assets	110,480
Total assets	$ 4,789,232
Liabilities:	
Accrued registered representative commissions	$ 344,825
Accrued expenses	157,863
Payables to affiliates	1,401,070
Total liabilities	$ 1,903,758
Stockholder's equity:	
Common stock, par value of $0.01 per share; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	12,483,617
Accumulated deficit	(9,598,144)
Total stockholder's equity	2,885,474
Total liabilities and stockholder's equity	$ 4,789,232

The accompanying notes are an integral part
of the statement of financial condition.

1. Business

Bankers Life Securities, Inc. (the "Company") was incorporated on July 31, 2014 and is a wholly-owned subsidiary of CDOC, Inc. ("CDOC"). CDOC is a wholly-owned subsidiary of CNO Financial Group, Inc. ("CNO"). CNO is a holding company for a group of insurance companies operating throughout the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and securities commissions in multiple states. The Company was formed for the purpose of offering unaffiliated equity securities and other unaffiliated registered investment products to customers of Bankers Life and Casualty Company ("BLC"), an affiliate of the Company and an indirect wholly-owned subsidiary of CNO. The Company's registration was approved by FINRA on August 19, 2015.

2. Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

Cash

The Company holds cash in a financial institution in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institution to assess the credit risk.

Receivables from broker-dealers and clearing organizations

Receivables from broker-dealers and clearing organizations include commissions from mutual funds, variable annuities and other exchange-listed securities and accruals for mutual fund and variable annuity trailers. As of December 31, 2018, all amounts had been outstanding for 30 days or less.

Commissions

Through a clearing broker-dealer, the Company buys and sells securities on behalf of its brokerage customers and charges a commission to the brokerage customer. The commission and any related clearing expenses incurred by the Company are recorded on a trade-date basis as transactions occur. The Company believes its performance obligation is satisfied on the trade date since the security is specifically identified, the price is agreed upon and the risks and rewards of ownership have been transferred to or from the brokerage customer.

The Company has entered into distribution agreements with various mutual funds and variable annuity carriers to distribute shares to an investing customer. The Company earns distribution fees paid by the fund up front, over time, upon the investing customer's exit from the fund, or a combination thereof. The Company believes its performance obligation is satisfied on the trade date of the shares to the investing customer. Fixed distribution fees based on specified rates and the amount invested are recognized on this trade date. Variable distribution fees are earned at specified intervals based on the value of the investing customer's remaining shares. Given the uncertainty as to the value of the shares at future points in time as well as the length of time the investing customer will remain in the investment, both of which are outside the Company's control, the Company believes recognition of variable distribution fee revenue is constrained until the market value of the fund and the investing customer's activities are known, which is generally monthly or quarterly.

A portion of the commission revenues are ultimately paid to the Company's registered representatives and is recorded as commission expense as brokerage commissions and distribution fees are earned. Commissions not yet paid to registered representatives are estimated based upon payout ratios applicable to each registered representative and is accrued each period. The payout ratio applicable to each registered representative is based on production volume.

Other income

The Company provides certain technology to assist the registered representatives in the sale of securities, mutual funds and variable annuities, which fulfills the Company's performance obligation. The technology is available to the registered representative on a continuous basis as long as the registered representative remains with the Company. Based on the uncertainty related to the length of time the registered representative will remain with the Company, revenue is recognized in the month the fee is billed to the registered representative as the uncertainty is resolved at that point in time.

Transactions fees are charged to the registered representatives based on the trade date as securities are bought or sold in brokerage accounts. The Company believes its performance obligation is satisfied on the trade date since the security is specifically identified and the price of the transaction is agreed upon.

The accompanying notes are an integral part
of the statement of financial condition.

Unpaid fees are included in receivables from registered representatives on the accompanying statement of financial condition and are evaluated for collectability. When estimating collectability, the Company considers historical commission revenue generated by the registered representative and associated payments made to the registered representative on those commissions. As of December 31, 2018, we held an allowance for uncollectible amounts of $150,000.

3. Regulatory Requirements

Pursuant to the SEC net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2018, net capital was $1,900,956 or $1,650,956 greater than the minimum requirement. The ratio of aggregate indebtedness to net capital was 1.00 to 1.

The Company has a clearing agreement with a non-affiliated broker-dealer to process and clear all of the Company's securities transactions on a fully disclosed basis. The Company claims exemption from the special reserve or the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(ii).

4. Transactions with Affiliates

The Company is included in a management services agreement with BLC and CNO Services, LLC ("Services"), a wholly owned subsidiary of CNO. Pursuant to this agreement, the Company is provided administrative services such as bookkeeping, financial, human resources and information technology services by Services. The Company is charged rent by BLC for its home office space and any branch office locations. As of December 31, 2018, $527,481 was unpaid and included in payables to affiliates.

As a matter of administrative convenience, Services pays for a significant portion of the direct expenses of the Company, such as payroll and general expenses. The Company reimburses Services for these direct expenses. As of December 31, 2018, $352,035 was unpaid and included in payables to affiliates.

BLC issues commission payments to the Company's registered representatives under a paymaster agreement. As of December 31, 2018, the Company owed BLC $505,024 for commission payments issued but not yet reimbursed by the Company which is included in payables to affiliates.

The Company's sales of third party variable annuity products are executed under a networking agreement with its affiliate, Bankers Life Securities General Agency, Inc., a wholly owned subsidiary of CNO. The Company reflects the commission revenue from third party variable annuity carriers as a component of revenue. Commissions to the Company's registered representatives is included in commission expense. Ten percent of the remaining margin after payment to the registered representatives is paid to Bankers Life Securities General Agency, Inc. and is included in other expenses. During 2018, the Company incurred expense related to the networking agreement, of which $16,530 was unpaid at December 31, 2018, and included in payables to affiliates.

Prior to July 2018, the Company reviewed the suitability of sales of fixed annuity products sold by BLC to its customers. These sales were not sales of BLS registered representatives and therefore not reflected in Commission revenue. The Company was compensated by BLC for performance of these services. The Company is no longer providing these services to BLC.

In 2018, the Company received capital contributions from CDOC of $3,000,000.

The Company has experienced net losses and negative cash flows from operating activities in recent periods. Accordingly, CDOC has entered into a letter agreement with the Company, whereby it has committed to make sufficient capital contributions to the Company to maintain the Company's net capital above the required minimum net capital under SEC Rule 15c3-1(a)(2)(vi) or as otherwise required by FINRA. The agreement will remain in full force and effect until it is modified or terminated; provided, however, that any modification will not result in the net capital of the Company falling below the required minimum net capital or cause a capital deficiency.

5. Income Taxes

Pursuant to a tax sharing agreement with CNO, the Company is included in CNO's consolidated federal income tax return and certain state income tax returns. Under the agreement, income tax is calculated on a separate return basis. In the event a loss is utilized in the consolidated return, the loss member is reimbursed subject to certain modifications. As of December 31, 2018, the Company had a receivable of $432,066 due from affiliates for losses utilized in the consolidated return.

On December 22, 2017, the U.S. government enacted comprehensive federal tax legislation related to the Tax Cuts and Jobs Act (the "Tax Reform Act"). The Tax Reform Act makes broad and complex changes to the Code including reducing the federal corporate income tax rate to 21% from 35% effective January 1, 2018.

The Company has evaluated its tax positions and has concluded that no unrecognized tax benefits should be recognized in the Company's financial statements related to CNO's open tax years (2015 through 2018). The Company is not aware of any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

6. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. Such contracts include an agreement with a clearing broker-dealer which indemnifies them against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company's exposure under contracts containing such general or specific indemnifications is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

Pursuant to an agreement between the Company and a clearing broker-dealer, the Company would be required to pay a termination fee in the event either party terminates the agreement within 5 years of the first executed trade. The first trade was executed in February 2016. The amount of the termination fee is as follows: $1.0 million in year one; $500,000 in years two and three; and $250,000 in years four and five.

7. Subsequent Events

Management has evaluated subsequent events through February 28, 2019, the date the financial statements were issued. No material subsequent events have occurred which would require an adjustment or disclosure.